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                               May 1, 2024

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Bitcoin Mini Trust (BTC)
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Bitcoin
Mini Trust (BTC)
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 12,
2024
                                                            File No. 333-277837

       Dear Michael Sonnenshein:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 5, 2024, letter.

       Amendment to Form S-1 filed April 12, 2024

       Unaudited Pro Forma Financial Statements, page 60

   1. We note your response to the third bullet of prior comment 4 and your pro forma financial statements. Please
address the following:
                                                            Revise the third
paragraph of your introduction and the first paragraph of Note 1 to the unaudited pro
forma financial statements to reflect the current requirements of
                                                             Rule 11-02 of
Regulation S-X. In this regard, pro forma financial statements are no longer limited to
adjustments that are directly attributable to the transaction for which pro forma effect
is being given, being factually supportable and, with respect to a statement of
comprehensive income, expected to have a continuing impact; and
                                                            We are unable to
recompute all the amounts presented in your pro forma financial statements based
on the description of all pro forma adjustments in Note 3. Address the following:
 Michael Sonnenshein
Grayscale Bitcoin Mini Trust (BTC)
May 1, 2024
Page 2
                 o Separately provide us with the number of bitcoin assumed transferred on
                     January 1, 2023 and the number of bitcoin used to fund the Sponsor's Fee along with the relevant unit fair values and dollar amounts.
                 o Tell us your consideration for separately presenting Transaction Accounting
                     Adjustments under Rule 11-02(a)(6)(i) of Regulation S-X and Management's
                     Adjustments under Rule 11-02(a)(7) of Regulation S-X.
                 o Tell us how your presentation clearly explains the assumptions underlying the calculations for the transaction accounting adjustments. Refer to Rule 11-
                     02(a)(8) of Regulation S-X.

Initial Distribution, page 135

2. We note your response to the first two bullets of prior comment 4 and your revised description of the transaction as an Initial Distribution that will be characterized as a sale under U.S. GAAP, which results in an accounting realization event, but does not constitute a recognition event for U.S. federal income tax purposes. Please address the following:
             Provide us with your accounting analysis and reference authoritative guidance to support your determination to account for the transaction as a sale under U.S. GAAP instead of a spinoff considering that you acknowledge that Grayscale Bitcoin Trust
              (GBTC) and Grayscale Bitcoin Mini Trust (BTC) will have a parent-subsidiary relationship immediately prior to the Initial Distribution on the Distribution Date;
             Provide us the journal entries to be recorded by both GBTC and BTC for the transaction; and
             With respect to your predecessor response, we reissue our comment. Please tell us in greater detail your consideration of the definition of predecessor in Rule 405 of
              Regulation C as applied to GBTC and the guidance in Rules 3-01 and 3-02 of
              Regulation S-X in determining if the financial statements of GBTC are required.
              Provide us a comprehensive analysis as to why you believe GBTC or a portion of
              GBTC is not the predecessor of BTC and reference all the authoritative guidance you use to support your position.

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameMichael Sonnenshein                          Sincerely,
Comapany NameGrayscale Bitcoin Mini Trust (BTC)
                                                               Division of
Corporation Finance
May 1, 2024 Page 2                                             Office of Crypto
Assets
FirstName LastName